Domestic Brands Inc.
Successor to Charles & Company
Balance Sheets
(Unaudited)

	September 30, 2018	December 31, 2017	December 31, 2016
ASSETS			
Cash	$ 3,517	$ 7	$ 24
Accounts receivable	3,751		
Inventory	2,751	1,856	-
Total current assets	10,019	1,863	24
Machinery and equipment	2,200		
TOTAL ASSETS	$ 12,219	$ 1,863	$ 24
LIABILITIES AND SHAREHOLDERS' EQUITY			
Accounts payable and accrued liabilities	$ 182	$ -	$ -
Note payable	3,333	-	-
Total current liabilities	3,515	-	-
Long-term debt	6,389	-	-
Commitments and contingencies	-	-	-
Common sotck, par value $0.00001	55	-	-
Capital in excess of par value	10,138	10,000	10,000
Retained earnings (deficit)	(7,878)	(8,137)	(9,976)
Total shareholders' equity	2,315	1,863	24
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 12,219	$ 1,863	$ 24